

OUR
MicroLending

December 21, 2011

Via: <u>Email and Federal Express</u>

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: Our MicroLending, LLC
      Offering Statement on Form   (File No. 024-10286)

Ladies and Gentlemen:

Our MicroLending, LLC (the "Company") hereby requests that the qualification date of the above-mentioned Offering Statement be accelerated so that the Offering Statement shall become qualified at 10:00 A.M. on Friday December 23, 2011, or as soon thereafter as reasonably practicable.

The Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Our MicroLending, LLC



By:
Emilio M. Santandreu
President and Chief Executive Officer

OUR MicroLending LLC
1790 SW 22nd St Suite 201 Miami, FL 33145
Ph. (305) 854 8113 Fax. (305) 8548115
www.ourmicrolending.com